UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Star Gas Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

85512C105
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.85512C105	Schedule 13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bandera Partners LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	SOLE VOTING POWER 4,960,100 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 4,960,100 SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,960,100
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 2 of 14 Pages

CUSIP No.85512C105	Schedule 13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gregory Bylinsky
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,960,100 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,960,100

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,960,100
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 14 Pages

CUSIP No.85512C105	Schedule 13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jefferson Gramm
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	SOLE VOTING POWER 0 SHARED VOTING POWER 4,960,100 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 4,960,100

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,960,100
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 14 Pages

CUSIP No.85512C105	Schedule 13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William Gramm
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	SOLE VOTING POWER 110,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 110,000 SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,000
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 14 Pages

Item 1(a).	Name of Issuer:	Star Gas Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2187 Atlantic Street
Stamford, Connecticut 06902

Item 2(a).	Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached as Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on May 18, 2007:

(i) Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);

(ii) Gregory Bylinsky;

(iii) Jefferson Gramm; and

(iv) William Gramm.

Bandera Partners, Gregory Bylinsky and Jefferson Gramm are filing this Schedule with respect to 4,960,100 Common Units directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”).

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the 4,960,100 Common Units directly owned by Bandera Master Fund by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of such Common Units.

Gregory Bylinsky and Jefferson Gramm are Managing Partners , Managing Directors and Portfolio Managers of Bandera Partners.

William Gramm is chairman of the advisory board of Bandera Partners (the “Advisory Board”). The Advisory Board provides strategic advice to Bandera Partners but takes no part in the control or management of Bandera Partners. Members of the Advisory Board have no power or authority to act for or on behalf of Bandera Partners in their capacity as members of the Advisory Board.

Page 6 of  14 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each of Bandera Partners, Gregory Bylinsky and Jefferson Gramm is:

26 Broadway, Suite 1607
New York, New York 10004

The residence address of William Gramm is:

PO Box 1559
Helotes, Texas 78023

Item 2(c).	Citizenship:

The place of organization or citizenship of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Bandera Partners LLC	Delaware
Gregory Bylinsky	United States
Jefferson Gramm	United States
William Gramm	United States

Item 2(d).	Title of Class of Securities:	Common Units

Item 2(e).	CUSIP Number:	85512C105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 7 of  14 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Bandera Partners LLC

(a) Amount beneficially owned:	4,960,100

(b) Percent of class:	6.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	4,960,100

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	4,960,100

(iv) Shared power to dispose or to direct the disposition of	0

(ii) Gregory Bylinsky

(a) Amount beneficially owned:	4,960,100

(b) Percent of class:	6.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	4,960,100

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	4,960,100

(iii) Jefferson Gramm

(a) Amount beneficially owned:	4,960,100

(b) Percent of class:	6.5%

(c) Number of shares as to which the person has:

Page 8 of  14 Pages

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	4,960,100

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	4,960,100

(iv) William Gramm

(a) Amount beneficially owned:	110,000

(b) Percent of class:	0.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	110,000

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	110,000

(iv) Shared power to dispose or to direct the disposition of	0

The number of shares (i.e., Common Units) beneficially owned as of December 31, 2007 and the percentage of outstanding shares represented thereby for each Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on 75,774,336 Common Units issued and outstanding as of November 30, 2007, as reported in the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 7, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

☐

Page 9 of  14 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all Common Units reported in this Schedule as beneficially owned by Bandera Partners, Gregory Bylinsky and Jefferson Gramm is held by Bandera Master Fund, a fund for which Bandera Partners serves as investment manager. The general partner and limited partners of Bandera Master Fund have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Common Units held by Bandera Master Fund in accordance with their ownership interests in Bandera Master Fund. Bandera Partners, Gregory Bylinsky and Jefferson Gramm disclaim beneficial ownership of all Common Units reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 10 of  14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: February 12, 2008

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

Page 11 of 14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated: February 12, 2008

/s/ Gregory Bylinsky
Gregory Bylinsky

Page 12 of 14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated: February 12, 2008

/s/ Jefferson Gramm
Jefferson Gramm

Page 13 of 14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated: February 12, 2008

/s/ William Gramm
William Gramm

Page 14 of 14 Pages